February 6, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Nomura Value Fund (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 1 and Item 8 of Form N-CSR of Nomura Value Fund dated February 6, 2026. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

Attachment

Attachment

Item 1. Report to Stockholders.

Changes in and disagreements with accountants

During the reporting period, there was a change in the Fund’s independent registered public accounting firm. On September 9, 2025, the Fund’s Board of Trustees, upon the recommendation of its Audit Committee, approved the appointment of Cohen & Company, Ltd. as the independent registered public accounting firm for the Fund, effectively dismissing PricewaterhouseCoopers LLP (PwC) as the Fund’s independent registered public accounting firm. There were no disagreements with PwC during the Fund’s two most recent fiscal years or the subsequent interim period through September 9, 2025.

Item 8. Changes in and Disagreements with Accountants for Open-End Management Investment Companies.

Change in Independent Registered Public Accounting Firm

At a meeting held on September 9, 2025, the Board of Trustees (Board), upon recommendation of the Audit Committee, dismissed PricewaterhouseCoopers LLP (PwC) and approved the appointment of Cohen & Company, Ltd. (Cohen & Co) to serve as the independent registered public accounting firm for Nomura Value Fund (formerly, Macquarie Value® Fund) (the “Fund”) for the fiscal year ending November 30, 2025. PwC’s reports on the financial statements for the fiscal years ended November 30, 2023 and November 30, 2024 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the fiscal years ended November 30, 2023 and November 30, 2024 and during the subsequent interim period through September 9, 2025, (i) there were no disagreements between the Fund and PwC on accounting principles, financial statement disclosures or audit scope, which, if not resolved to the satisfaction of PwC, would have caused them to make reference to the disagreement in their reports; and (ii) there were no reportable events described in Item 304(a) (1) (v) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During the fiscal years ended November 30, 2023 and November 30, 2024 and during the subsequent interim period through September 9, 2025, neither the Board nor anyone on its behalf has consulted with Cohen & Co at any time prior to their selection with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Fund’s financial statements; or (ii) the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulations S-K) or reportable events (as described in paragraph (a) (1) (v) of said Item 304. The Fund has provided PwC with a copy of this Form N-CSR and requested that PwC furnish the Fund with a letter stating whether or not it agrees with the statements made herein. A copy of PwC’s letter, dated February 6, 2026, is attached as Exhibit 99 to this N-CSR.